DIGIMARC

Presentation to Independent Directors
April 2025





THIS PRESENTATION IS PREPARED FOR THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS OF DIGIMARC CORPORATION ("DIGIMARC"), FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF OCHO INVESTMENTS LLC AND ITS AFFILIATES ("OCHO") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO DIGIMARC AND OTHER ENTITIES IDENTIFIED HEREIN. CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES.

OCHO HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY SUCH THIRD PARTY. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS. YOU SHOULD BE AWARE THAT PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF UNCERTAINTIES, RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND DIGIMARC SPECIFICALLY, AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN.

OCHO SHALL NOT BE RESPONSIBLE OR HAVE ANY LIABILITY FOR ANY MISINFORMATION CONTAINED IN ANY SEC FILING, ANY THIRD PARTY REPORT OR THIS PRESENTATION. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT OCHO BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF OCHO AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. OCHO RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. OCHO DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.

THIS PRESENTATION IS PROVIDED MERELY AS INFORMATION AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED AS INVESTMENT ADVICE, AS AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY, OR AS A SOLICITATION OF A PROXY OR RECOMMENDATION REGARDING THE VOTING OF ANY SECURITY. OCHO CURRENTLY BENEFICIALLY OWNS SHARES OF DIGIMARC. OCHO IS IN THE BUSINESS OF TRADING – BUYING AND SELLING– SECURITIES AND INTEND TO CONTINUE TRADING IN THE SECURITIES OF DIGIMARC. YOU SHOULD ASSUME OCHO WILL FROM TIME TO TIME SELL ALL OR A PORTION OF ITS HOLDINGS OF THE COMPANY IN OPEN MARKET TRANSACTIONS OR OTHERWISE, BUY ADDITIONAL SHARES (IN OPEN MARKET OR PRIVATELY NEGOTIATED TRANSACTIONS OR OTHERWISE), OR TRADE IN OPTIONS, PUTS, CALLS, SWAPS OR OTHER DERIVATIVE INSTRUMENTS RELATING TO SUCH SHARES.

Introduction to Ocho

- Ocho Capital is a family office with no external capital

- We currently own 1,115,000 shares of Digimarc, or 5.2% of the Company

- Ocho's principal has over 30 years of public equity investing experience

  - Since the inception of our actively managed portfolio (1/1/19 – 3/31/25), we have generated a 28.8% annualized return (4.9x over that time period) vs 16.6% for the Nasdaq (2.6x)

- We strongly believe in Digimarc's technology and future potential

- If the Board quickly makes crucial decisions, the Directors can empower the Company to create enormous long-term value

- Ocho is available to collaborate with the Board to support and promptly implement the changes necessary for Digimarc to grow and succeed





Product Digitization: Potential Value Creation

Identified TAMs (millions):	
Recycling	$1,300
Retail	500
Gift cards	300
Anti-counterfeit	250
Digital	500
Factory automation	250
Fresh foods	200
Potential annual revenue	$3,300

Target population	1,300.0					
$ per capita per year	$0.10	$0.25	$0.50	$1.00	$2.00	$3.00
Revenue	130.0	325.0	650.0	1,300.0	2,600.0	3,900.0
Gross margin	90.0%	90.0%	90.0%	90.0%	90.0%	90.0%
Opex	75.0	125.0	175.0	225.0	275.0	325.0
EBIT	42.0	167.5	410.0	945.0	2,065.0	3,185.0
EPS	$1.22	$4.87	$11.91	$27.46	$60.00	$92.55
Stock Price	$28	$112	$274	$632	$1,380	$2,129
Shares	25.0	25.0	25.0	25.0	25.0	25.0
Market Cap	$702	$2,799	$6,850	$15,789	$34,501	$53,214

"If you got an area of excellence, you're the best at something, anything... then rich can be arranged. Rich can come fairly easy."

– Eddie Felson, The Color of Money

In the age of AI and robotics, being <u>the best at product digitization is more valuable than ever</u>. Two ways to scope potential long-term value:

1) While some have argued for even larger TAMs, our research suggests Digimarc could realistically achieve <u>$3B+ in high-margin annual recurring revenue</u>

2) Alternatively, if developed nations benefit from the value of identifying, tracking, and authenticating physical goods and digital content on a large scale (with per capita usage of $0.10-3.00), **<u>Digimarc's share price has enormous potential upside</u>**



3



Directors Choose to Serve as Lifeguards



- The Board's duty is to act as **lifeguard on behalf of shareholders**
- Digimarc's directors made the choice to join the Board and recently chose to stand for re-election

"90% of your job as a director is having the right CEO." – Warren Buffett

"The board's primary job, maybe their only job, is to hire and fire the CEO." – Frank Slootman





Digimarc's Present CEO

- Riley McCormack is an intelligent and experienced investor who identified Digimarc as a promising opportunity
- When Mr. McCormack was named CEO on 4/12/21, the Company's shareholders and Directors all hoped he would succeed
  - The market anticipated he would be effective (DMRC +22%, from $28.93 to $35.27, on the day it was announced)
  - Soon after he became CEO, Ocho materially increased its position in Digimarc
  - Directors have patiently stood by him for 4 years
- While Ocho still believes in Digimarc's technology and enormous potential, regrettably, Mr. McCormack has proven he is not the right CEO for the Company
  - Unable to overcome his lack of product, go-to-market, and sales experience, which has resulted in poor results
  - Declining revenue and deteriorating cash position
  - Terminated 42% of employees last quarter
  - Digimarc's stock price is **-60%** in the 4 years of his leadership
- The present CEO is jeopardizing the Company's considerable potential
- **"The past is not our fault. The future is our responsibility."**





Destruction of Shareholder Value

Communication:

"If I could somehow copy and paste the internal view about our future to partners, customers and investors, we'd have millions of partners, <u>billions in revenue and trillions of market cap</u>." – Riley McCormack on 4/12/21

Result:

	4/12/21	4/12/25	% change
Quarterly revenue	$6.7M	$8.7M	29%
Shares	16.9M	21.6M	27%
Market cap	$489M	$251M	-49%
Nasdaq Composite	13,850.00	16,724.46	21%
DMRC stock price	$28.93	$11.54	-60%
DMRC if performance = Nasdaq		$34.93	21%

The Steep Cost of DMRC's Present CEO:

- DMRC's stock price is down 60% in the 4 years since he was hired

- If the stock price had matched the index, DMRC's stock would be $34.93 (3.0x higher than it is)

- The equity market has unequivocally rebuked the present CEO's performance

- Since publishing our letter on 3/20/25, numerous shareholders have shared their frustration





4 Years of No Growth in Quarterly Revenue/Share

Communication:

"So with the opportunity we have ahead of us with the uniqueness of our product set with the mind share that we have, we expect <u>multiple years of very high enduring revenue growth</u>… when I say enduring, I mean, <u>multiple years, very high growth</u>." – Riley McCormack, 5/12/22

Result:

	1q21	4q24	CAGR
Quarterly revenue	$6.7M	$8.7M	7.1%
Share count	16.9M	21.6M	6.7%
Quarterly revenue/share	$0.396	$0.402	0.4%

- Quarterly revenue has been flat at ~$0.40 per share for the past 4 years

- Modest growth in revenue has been offset by ongoing dilution from capital raises and acquisitions

- Even if the large commercial contract had not expired in June 2024, the annual growth in revenue per share would be < 5% (far below the level demanded by a stock trading at Digimarc's valuation)





Declining Net ARR

Communication:

"Ultimately, it is results that matter. Ultimately, <u>it is results that determine the worth of a management team</u> for sure and also eventually a company. It is <u>the final and only metric</u> by which a team and the company is rated." – Riley McCormack on 4/12/21

Result:

Net ARR*	3q23	4q24	vs 3q23
Actual results	$19.6	$16.3	-17%
Needham est (as of 6/24)		$32.0	63%

Note: Net ARR = reported ARR less known customer losses ($ in millions)

- Digimarc began reporting ARR in 3q23, and it is the single most important metric in determining the Company's intrinsic value

- Since Digimarc first reported, Net ARR has declined by 17% (-14% CAGR)

- This is in stark contrast to the 63% increase (48% CAGR) that was projected by the sell side

- The Company announced 2 large commercial contracts in the past 4 years; they will both be terminated by the end of the current quarter

- The actual Net ARR result for 12/31/24 was **<u>49% below Wall Street's forecast from only 6 months earlier</u>**





Poor Performance Forces Underinvestment

Communication:

"Every single CEO is an interim CEO, holding the position until it's time for someone else to take the title… All I care about is this company's unbridled and complete success. That should inform how I view many, many aspects of this business, chief among them, who has the title of CEO?" – Riley McCormack on 4/12/21

Result:

	Dec-20	Dec-22	Dec-24	Today (est)	vs Dec-24
Cash ($ in millions)	$77.7	$52.5	$28.7	$21.7	
Number of employees:					
Sales, marketing, ops	78	101	70	70	0%
R&D, engineering	86	133	109	29	-73%
Finance, admin, IT	39	43	36	26	-28%
Total Employees	203	277	215	125	-42%

- The CEO's poor performance has resulted in over $120M in losses over the past 4 years and a depleted cash balance

- The cumulative losses and declining cash balance forced the company to reduce its workforce by 42%, including a 73% decrease in R&D and engineering employees

- These cuts threaten the viability of some of the Company's most promising TAMs, which have not yet achieved product-market fit

- *Why should Digimarc continue relying on the CEO whose poor financial performance recently forced the Company to **terminate 42% of its employees**?*





Loss of Credibility and Investors' Trust

Communication:

"There are plenty of ways to lose investors' trust and goodwill, but only one way to earn them… I covenant to all of you, <u>we'll be honest and transparent, good, bad and ugly, because it's the right thing to do</u> and the only fair way to treat the owners of our company." – Riley McCormack on 4/12/21

Result:

- The present CEO failed to disclose the loss of Digimarc's largest commercial customer for months
    - The contract was terminated in June 2024
    - Nonetheless, it was included in the reported ARR calculation as of 6/30/24
    - Legally, the CEO was required to disclose the loss of this contract on the 2q24 earnings call (August 2024)
    - It remained undisclosed until the 3q24 earnings call (November 2024)

- Perhaps succumbing to the pressure of disappointing results, the present CEO withheld critical information from investors

- A senior partner at one of the country's most recognized law firms evaluated this series of events and concluded it was a clear case of securities fraud

- As a result, Mr. McCormack's credibility has been destroyed, and investors' distrust <u>will strand the stock price "in the penalty box" until the Company hires a new CEO</u>

- *After a CEO misleads his public investors, **<u>how can the Board of Directors trust</u>** they are receiving accurate and complete information?*





CEO Comp Change Severely Misaligns Incentives

- In 2022 and 2023, ARR growth was the largest weight in determining Digimarc's incentive bonuses (which was nicely aligned with the most important driver of shareholder value)

- In 2024, this was inexplicably changed from ARR growth to "Gross New ARR Growth":

  o This crucial revision meant there would have been **<u>zero impact on the CEO's compensation (despite a massive loss of shareholder value) if Digimarc were to lose 100% of its existing customers!</u>**

  o Also, the comp committee materially lowered the bar on the growth required for executives to achieve significant bonus payments (from 42% **total** ARR growth in 2023 to 30% **gross new** ARR growth in 2024)

  o Given Digimarc's level of attrition in 2024, **the CEO would have been paid his maximum level of compensation for delivering a value-destroying -4% change in total ARR**

  o The timing of this change was **<u>particularly detrimental as it coincided with the known, upcoming expiration of Digimarc's largest commercial contract</u>** (which started in July 2022 and was scheduled to expire in June 2024)

- The CEO's compensation is **misaligned with the shareholder value that is created (or destroyed)**

	CEO Comp	% Change	Alpha
2022	1,916,243		-5%
2023	2,350,618	23%	38%
2024	2,127,797	-9%	-70%

Note: Alpha is measured from the closing price one day after reporting the prior year's Q4 earnings to one day after reporting the listed year's Q4 earnings, then adjusted relative to the performance of the Nasdaq Index. This provides the best snapshot of the impact of each calendar year's fundamental performance on the stock price.





Report Card: Shareholders are Drowning



"90% of your job as a director is having the right CEO." – Warren Buffett

"The board's primary job, maybe their only job, is to hire and fire the CEO." – Frank Slootman

- Despite promising technology, Digimarc's CEO has not delivered tangible results
- The CEO's Report Card (as illustrated on the prior slides):

Stock price performance	F
Revenue per share growth	F
Net ARR growth	F
Communication with investors	F
Positioned to invest in the Company and employees	F

- The right CEO for Digimarc would've made significantly more progress in 4 years
- **Shareholders are drowning as a result of the CEO's poor performance**





Change is Necessary

- **<u>Urgently find and hire a new CEO</u>** with the experience and skill set required for Digimarc to achieve its potential

- The Board has an opportunity to hire a transformational CEO

    - The Company's employees and shareholders deserve a <u>proven leader as Digimarc's CEO</u>

    - The Board's primary job is to hire and fire the CEO, and **<u>the time to act is now</u>**

- **"The past is not our fault. The future is our responsibility."**





Support Options Available to the Company

- If the Board values additional financing, Ocho and a small group of qualified investors are "highly likely" to fund an <u>equity investment of anywhere from $10-30M</u>

    - This pre-funded commitment (contingent on hiring a new CEO) would eliminate further pressure on the stock price (i.e., precludes the "death spiral" risk of attempting an unfunded capital raise)

    - Fund future growth and help attract a talented CEO (top candidates may require greater financial flexibility)

    - Remove the overhang / significantly reduce the Company's risk of a severe cash crunch

- If the Board requests, Ocho can use its industry contacts to:

    - <u>Identify CEO candidates</u> with relevant experience and proven track records of creating shareholder value

    - <u>Identify director candidates</u> with pertinent industry experience

    - Secure a <u>partnership with one of the world's leading software companies</u> to:

        - Launch several new beta tests with large retail and CPG customers

        - Unlock additional, valuable use cases for digital watermarks

        - Further validate the technology and empower the Company to sign large contracts





Decision Time



- The casual beachgoer is not responsible for the wellbeing of a drowning swimmer
- However, lifeguards (and boards of directors) assume a **duty to act in the best interests of others**
- Digimarc is in urgent need of significant change, especially a **new CEO**
- The Board's <u>next decision is a choice</u> to:

  A) **<u>Take a stand for employees and shareholders</u>**

  Or...



15



What Will the Board Do?



"Please calm down, Mam. I'm aware of the situation, and I'm doing everything I possibly can."

B) <u>Stand for a failed CEO as employees and shareholders drown</u>

- The publicly available facts outlined in this presentation have been known by the Board for quite some time

- After the Chair refused to meet privately, Ocho sent a public call to action letter on <u>March 20</u>

- If a CEO search is not announced within four weeks of that letter (end of business on <u>April 16</u>), we'll be **forced to assume the Board has decided to stand idly by while shareholders drown under a failed CEO**



